Exhibit (a)(1)(F)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated June 21, 2012 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by Greenhill & Co., LLC (the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(including the associated preferred stock purchase rights)

of

Ramtron International Corporation

at

$2.68 Net per Share

by

Rain Acquisition Corp.

a wholly owned subsidiary

of

Cypress Semiconductor Corporation

Rain Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) of Ramtron International Corporation, a Delaware corporation (“Ramtron”), at a price of $2.68 per Share, net to the seller in cash (less any applicable withholding taxes and without interest) upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2012 (the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON THURSDAY, JULY 19, 2012, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire control of, and the entire equity interest in, Ramtron. Cypress and Purchaser currently intend, as soon as practicable after consummation of the Offer, to seek to have Ramtron consummate a merger or other business combination with Ramtron and Purchaser or another subsidiary of Cypress as described in the Offer to Purchase (the “Merger”). At the effective time of the Merger, Purchaser intends that each Share then outstanding (other than Shares held by Ramtron, Cypress, Purchaser or any other subsidiary of Cypress or Ramtron and Shares held by Ramtron’s stockholders who shall have in writing properly demanded appraisal for such Shares in accordance with Section 262 of the General Corporation Law of the State of Delaware) shall be cancelled and converted automatically into the right to receive $2.68 per Share (or such other purchase price as shall be paid in the Offer), in cash (less any applicable withholding taxes and without interest).

The Offer is being made without the prior approval of the board of directors of Ramtron.

The consummation of the Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to the Shares then owned by Cypress or any of its subsidiaries (including Purchaser), shall constitute a majority of the then outstanding Shares on a fully diluted basis, (ii) the board of directors of Ramtron redeeming the Rights or Purchaser being satisfied, in its reasonable discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Merger, (iii) the board of directors of Ramtron having approved the Offer and the Merger pursuant to the requirements of Section 203 of the General Corporation Law of the State of Delaware or Purchaser being satisfied that such Section 203 does not apply to or otherwise restrict the Offer or the Merger, (iv) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as described in the Offer to Purchase and (v) Ramtron not having entered into or effected any agreement or transaction with any person or entity having the effect of impairing Purchaser’s or Cypress’s ability to acquire Ramtron or otherwise diminishing the expected value to Cypress of the acquisition of Ramtron. The Offer is also subject to certain other conditions contained in the Offer.

The Offer is not conditioned on Purchaser obtaining financing.

The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, July 19, 2012, unless Purchaser, in its reasonable discretion, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, shall expire. Any extension of the Offer will be followed as promptly as practicable by a public announcement thereof. Such announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, Purchaser may, in its sole discretion, but is not obligated to, include a subsequent offering period of at least three business days to permit additional tenders of Shares. No withdrawal rights apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment. Purchaser does not currently intend to provide a subsequent offering period, although Purchaser reserves the right to do so.

For purposes of the Offer, Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if Purchaser gives oral or written notice of its acceptance to Computershare Inc., the depositary for the Offer (the “Depositary”). Payment for Shares accepted for payment pursuant to the Offer will be made only after valid tender of such Shares, such valid tender occurring when (i) the Depositary receives on or prior to the Expiration Date at one of its addresses set forth on the back cover of the Offer to Purchase (a) a Letter of Transmittal (or a facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires and (b) certificates for the Shares to be tendered or confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) or (ii) the guaranteed delivery procedures described in the Offer to Purchase are complied with.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after August 19, 2012, unless such Shares have been accepted for payment as provided in the Offer to Purchase. To withdraw tendered Shares, a written, telegraphic or facsimile transmission notice of withdrawal with respect to such Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

The receipt of cash in the Offer will be a taxable transaction for U.S. federal income tax purposes. Stockholders should consult their tax advisors about the particular effect the proposed transactions will have on their Shares and the tax consequences to them of participating in the Offer (including the application and effect of any state, local or foreign income and other tax laws).

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

A request is being made to Ramtron for the use of its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies, and such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

Call Toll Free: (866) 219-9786

The Dealer Manager for the Offer is:

Greenhill & Co., LLC

600 Montgomery Street, 33rd Floor

San Francisco, CA 94111

(415) 216-4115 (dedicated line for the Offer)

June 21, 2012